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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION
(Name of Issuer)
Common Stock
(Title of Class of Securities)
929740108
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 4 Pages

CUSIP No. 929740108

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keeley Asset Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES	5	SOLE VOTING POWER 2,410,737
BENEFICIALLY OWNED	6	SHARED VOTING POWER -0-
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 2,465,657
PERSON WITH:	8	SHARED DISPOSITIVE POWER -0-

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,465,657(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	The percent ownership calculated is based upon an aggregate of 48,485,991 shares outstanding as of November 3, 2008.

Page 2 of 4 Pages

CUSIP No. 929740108

Item 1(a).	Name of Issuer:

Westinghouse Air Brake Technologies Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1001 Air Brake Avenue Wilmerding, PA 15148

Item 2(a).	Name of Person Filing:

The person filing this Schedule 13G is Keeley Asset Management Corp.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

401 South LaSalle Street Chicago, Illinois 60605

Item 2(c).	Citizenship:

Keeley Asset Management Corp. is an Illinois corporation.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

929740108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

|X|	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

Item 4.	Ownership

Keeley Asset Management Corp.
(a)	Amount Beneficially Owned: 2,465,657
(b)	Percent of Class: 5.1%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: 2,410,737
(ii)	shared power to vote or to direct the vote: -0-
(iii)	sole power to dispose or to direct the disposition of: 2,465,657
(iv)	shared power to dispose or to direct the disposition of: -0-

Page 3 of 4 Pages

CUSIP No. 929740108

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2009

KEELEY ASSET MANAGEMENT CORP.
By: /s/ John L. Keeley, Jr.
John L. Keeley, Jr., President

Page 4 of 4 Pages